UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2019

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

 Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Central Puerto: Ps. 1.16 Billion Net Income, Purchase of Brigadier López and Commencement of Operations of La Castellana II

BUENOS AIRES, Argentina--(BUSINESS WIRE)--August 12, 2019--Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation company in Argentina, as measured by generated power, reports its consolidated financial results for the quarter and six-months period ended on June 30, 2019 (“Second Quarter” or “2Q2019”, and “First Half” or “1H2019”, respectively).

A conference call to discuss the results of the Second Quarter 2019 will be held on August 13, 2019 at 13:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter and six-month period ended on June 30, 2019 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter and the six months period ended on June 30, 2018, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter and six months period ended on June 30, 2019 and the notes thereto, which will be available on the Company’s website.

A. Highlights

2Q2019 energy generation increased 4% to 3,256 GWh, as compared to 3,145 GWh during the same period of 2018 (see section C. Main Operating Metrics), mainly due to a 16% increase in thermal generation, and the energy generation from wind farms Achiras and La Castellana which started operation during the 3Q2018, partially offset by a 36% decrease in energy generation from hydro units.

Consolidated Net income and Net income for shareholders of Central Puerto, were Ps. 1.35 billion and Ps. 1.16 billion respectively (see section D. Financial).

 “During the last months, we had important advances in our expansion projects. We purchased the Brigadier López Plant adding 280 MW to our current installed capacity.

On the renewable energy side, we also had good news, with the start of operations of our first MATER project, La Castellana II, which will allow us to serve our customers directly”

Jorge Rauber, CEO Central Puerto

Purchase of the Brigadier López Power Plant. On June 14, 2019, Central Puerto and IEASA (Integración Energética Argentina S.A., a state-owned company) signed the transfer of the Brigadier López plant. Currently, the plant has an installed capacity of 280 MW (Siemens technology gas turbine).

According to the transfer contract, the legal, economic, and other effects, were considered as of April 1, 2019. However, applying IFRS 3, for accounting purposes, the results associated to the Brigadier López plant have been included on Central Puerto’s Income Statements starting on June 2019. Additionally, as a result of the application of said method, the Company considered the trade receivables and accounts payables of April and May 2019 as part of the fair value of the assets and liabilities acquired at the acquisition date, included in the Consolidated Statement of Financial Position.

The amount paid for this acquisition was US$ 165,432,500, consisting of a cash amount of US$ 155,332,500, plus an amount of USD 10,100,000 canceled through the transfer to IEASA of LVFVD.

In order to finance this transaction, the company entered into a loan agreement for US$ 180 million, which were fully disbursed on June 14, 2019. Under the terms of the contract, this loan accrues a variable interest rate based on the LIBO rate plus a margin and is redeemable quarterly in 5 equal and consecutive installments starting 18 months after the signing of the loan contract.

Additionally, according to the terms of the agreement with IEASA, Central Puerto assumed the trustor status, related to the Trust Agreement. The balance of the financial debt as of June 14, 2019, was approximately US$ 154,662,725. In accordance with the terms of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is greater, and shall be repaid in monthly installments. As of June 30, 2019, there were 38 remaining installments.

Collections of the CVO trade receivables. During the Company continued with the collection of the installments related to the CVO trade receivables as scheduled. Additionally, during June and July, Central Puerto collected Ps. 2,562 million and Ps. 825 million (including VAT) respectively, approximately equivalent to US$ 57,2 million and US$ 19,8 million using the exchange rate of the date of each collection, related to the installments corresponding to the March-December 2018 of the CVO agreement.

Loan facility from KFW. On March 26, 2019 the Company entered into a loan agreement with Kreditanstalt für Wiederaufbau (“KfW”) for an amount of 56 million dollars to finance the Luján de Cuyo project. Under this loan, the company received US$ 43.7 million in May 2019, and US$ 4.9 million on July, respectively. Central Puerto expects to receive the remaining US$ 7.4 million before the end of the 3Q2019. The Company expects that the project will reach the COD in November 2019, as originally planned.

Renewable energy

Term Market form Renewable Energy (MATER). As of the date of this release, Central Puerto has already signed long-term PPA contracts with private customers for 79% of the estimated energy generation capacity of the term market projects (considering the median -Percentile 50%- of the expected energy production) developed under Resolution No. 281-E/17 regulatory framework, which are currently under construction.

La Castellana II loan facility agreement and disbursement. On May 24, 2019 CPR Energy Solutions S.A.U., a subsidiary of the Company, entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for US$ 12,5 million for the project La Castellana II. The company received the full disbursement during May 2019. According to the terms, this loan accrues a fixed interest rate equal to 8.5% during the first year and shall be repaid in 25 quarterly installments starting on May 24, 2020.

La Genoveva I loan facility agreement. On June 21, 2019 Vientos La Genoveva S.A.U., a subsidiary of the Company, entered into a loan agreement with International Finance Corporation for US$ 76.1 million for the project La Genoveva I. The company expects to receive the first disbursement during the 3Q2019. According to the terms, this loan accrues an interest rate equal to LIBO plus 6.50% interest rate and shall be repaid in 55 quarterly installments starting on November 15, 2020. The Company expects that the project will reach the COD during the 2Q2020.

B. Recent news

Renewable energy

La Castellana II reaches commercial operation date (COD). On July 16, 2019, the wind farm La Castellana II (14.4 MW) started its commercial operations. This wind farm sells energy directly to large users under the MATER regulatory framework.

La Genoveva II loan facility agreement and disbursement. On July 23, 2019 Vientos La Genoveva II S.A.U., a subsidiary of the Company, entered into a loan agreement with Banco de Galicia y Buenos Aires for US$ 37.5 million for the project La Genoveva II. The company received the disbursement in full during July 2019. According to the terms of the agreement, this loan accrues a LIBO plus 5.95% interest rate, and shall be repaid in 26 quarterly installments, starting from the ninth calendar month counted from the disbursement date. The Company expects that the project will reach the COD during the 3Q2019.

C. Main operating metrics

The table below sets forth key operating metrics for 2Q2019, compared to 1Q2019 and 2Q2018, and 1H2019, compared to 1H2018:

Key Metrics	2Q 2019	1Q 2019	2Q 2018	Var % (2Q/2Q)	1H 2019	1H 2018	Var % (1H/1H)
Continuing Operations
Energy Generation (GWh)	3,256	3,549	3,145	4%	6,806	5,839	17%
-Electric Energy Generation-Thermal*	2,444	2,547	2,109	16%	4,990	3,973	26%
-Electric Energy Generation – Hydro	665	846	1,035	(36%)	1,511	1,866	(19%)
-Electric Energy Generation – Wind	147	156	0	N/A	304	0	N/A
Installed capacity (MW; EoP1)	4,082	3,811	3,811	7%	4,082	3,810	7%
-Installed capacity -Thermal (MW)	2,493	2,222	2,222	12%	2,493	2,222	12%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	148	148	148	0%	148	147	N/A
Availability - Thermal[2]	92%	93%	79%	13 p.p.	92%	84%	8 p.p.
Steam production (thousand Tons)	266	277	285	(7%)	543	560	(3%)

Source: CAMMESA; company data. * Includes generation from Brigadier López starting on April 2019.

1 EoP refers to “End of Period”

2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not included in the ratio.

In the 2Q2019, energy generation increased 4% to 3,256 GWh, compared to 3,145 GWh in the 2Q2018, mainly due to a 16% increase in the thermal generation, which during the 2Q2018 was affected by extension of the maintenance of the Puerto Combined Cycle, which was partially offset by a 36% decrease in the generation of our hydro plants, due to less waterflow in the Limay and Collón Curá rivers. Additionally, during 3Q2018, La Castellana I (99 MW) and Achiras I (48 MW) wind farms commenced their commercial operations. During 2Q2019 these plants generated and sold, under the RenovAr Program, a total of 147 GWh. As a reference, domestic energy generation decreased 9.1% during the 2Q2019, compared to the 2Q2018, according to data from CAMMESA.

During 2Q2019, machine availability of thermal units reached 92%, compared to 79% in 2Q2018 (affected by the unscheduled extension of the maintenance mentioned above), showing a sustained level and well above the market average availability for thermal units for the same period of 80%, according to data from CAMMESA.

Finally, steam production showed a decrease of 7% totaling 266,000 tons produced during 2Q2019 compared to 285,000 tons during the 2Q2018, due to lower demand by our client.

In the 1H2019, energy generation increased 17% to 6,806 GWh, compared to 5,839 GWh in the 1H2018, mainly due to a 26% increase in thermal generation, which during the 2Q2018 was affected by extension of the maintenance of the Puerto Combined Cycle. Additionally, during 3Q2018, La Castellana I (99 MW) and Achiras I (48 MW) wind farms commenced their commercial operations. During 1H2019 these plants generated and sold, under the RenovAr Program, a total of 304 GWh. The increase in the generation from thermal and renewable sources was partially offset by a 19% decrease in the generation of our hydro plant, due to less waterflow in the Limay and Collón Curá rivers. As a reference, domestic energy generation decreased 9% during the 1H2019, compared to the 1H2018, according to data from CAMMESA.

During 1Q2019, machine availability of thermal units reached 92%, compared to 84% in 2Q2018 (affected by the unscheduled extension of the maintenance mentioned above), showing a sustained level, and well above the market average availability for thermal units for the same period of 80%, according to data from CAMMESA.

Finally, steam production decreased 3% totaling 560,000 tons produced during 1HQ2019 compared to 543,000 tons during the 1H2018, due to lower demand by our client.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	2Q 2019	1Q 2019	2Q 2018	Var % (2Q/2Q)	1H 2019	1H 2018	Var % (1H/1H)
Revenues	5,819	6,829	3,350	74%	12,648	6,483	95%
Cost of sales	(3,278)	(4,007)	(1,799)	82%	(7,285)	(3,317)	120%
Gross profit	2,541	2,822	1,551	64%	5,363	3,166	69%
Administrative and selling expenses	(421)	(498)	(409)	3%	(918)	(760)	21%
Operating income before other operating results	2,120	2,324	1,142	86%	4,445	2,407	85%
Other operating results, net[1]	705	3,166	7,348	(90%)	3,871	21,575	(82%)
Operating income[1]	2,825	5,490	8,490	(67%)	8,316	23,982	(65%)
Depreciation and Amortization	342	527	397	(14%)	868	757	15%
Adjusted EBITDA[1,2]	3,167	6,017	8,886	(64%)	9,184	24,739	(63%)
1. Include, among others, the following concepts: CVO effect						13,485
Foreign Exchange Difference and interests related to FONI trade receivables	377	3,203	7,097	(95%)	3,580	7201	(50%)
See “CVO effect” below for further information.
Average exchange rate of period	44.01	39.01	23.58	65%	44.01	21.63	103%
Exchange rate end of period	42.46	43.35	28.85	50%	42.46	28.85	47%

NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

2. See “Disclaimer-Adjusted EBITDA” below for further information.

Adjusted EBITDA Reconciliation

Million Ps.	2Q 2019	1Q 2019	2Q 2018	Var % (2Q/2Q)	1H 2019	1H 2018	Var%
Consolidated Net income for the period[2]	1,352	1,347	4757	(72%)	2,699	16,693	(84%)
Loss on net monetary position	1,180	1,461	769	54%	2,641	1,108	138%
Financial expenses	589	1,614	2,192	(73%)	2,203	2,928	(25%)
Financial income	(556)	(419)	(1,385)	(60%)	(975)	(1,675)	(42%)
Share of the profit of an associate	(239)	(106)	(484)	(51%)	(345)	(663)	(48%)
Income tax expenses	500	1,593	2,640	(81%)	2,093	5,929	(65%)
Net income of discontinued operations	0	-	0	N/A	-	(338)	(100%)
Depreciation and amortization	342	527	397	(14%)	868	757	15%
Adjusted EBITDA[1,2]	3,167	6,017	8,886	(64%)	9,184	24,739	(63%)
1. Include, among others, the following concepts: CVO effect						13,485
Foreign Exchange Difference and interests related to FONI trade receivables	377	3,203	7,097	(95%)	3,580	7,201	(50%)
See “CVO effect” below for further information. 2. See “Disclaimer-Adjusted EBITDA” below for further information.

2Q 2019 Results Analysis

Revenues from continuing operations increased 74% to Ps. 5,819 million in the 2Q2019, as compared to Ps. 3,350 million in the 2Q2018. The increase in revenues was mainly driven by:

  an increase in the energy generated during the 2Q2019 of 4%, as compared to the 2Q2018, and 13 percentage points increase in the availability of the thermal units under Energía Base, which was 92% during 2Q2019, as compared to 79% during the 2Q2018, an increase in the exchange rates for the 2Q2019, higher than the inflation for the period, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 2Q2019 increased 87% compared to 2Q2018, while the inflation rate for the twelve-month period ended on June 30, 2019, was 56%, an increase in the fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 1,784 million during the 2Q2019, mainly because of income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps. 202 million during the 2Q2018, a 445% increase in the Sales under contracts, which amounted to Ps. 546 million during the 2Q2019, as compared to Ps. 100 million in the 2Q2018, mainly due to the energy generation of wind farms Achiras and La Castellana, which started operation during the 3Q2018, and the revenues related to the recently acquired Brigadier López Plant accrued during June 2019 (see Section A. Highlights for more information) which amounted Ps. 344 million.

This was partially offset by the decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19, starting on March 1, 2019. As a reference, the new tariffs are:

Items	Thermal	Hydro
Power capacity payments Res. 1/19[1]

Up to US$ 7,000 per MW per month

during December, January, February, June, July and August

Up to US$ 5,500 per MW per month

during March, April, May, September, October and

November

These prices, are multiplied by a percentage, which depends

on the average Utilization Factor (UF) of each unit during

the previous last twelve months (mobile year):

  If UF >= 70%, the unit receives 100% of the price
  If the is between 30 and 70%, the machine receives

  UF*0.75+0.475 of the price (lineal proportion)

  If UF<30%, unit receives 70% of the price

US$ 3,000 per MW per month
Energy payments Res. 1/19[2]	US$ 5.4 per MWh for generation with natural gas US$ 8.4 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh

1 Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the annual report on Form 20-F filed with the SEC on April 30, 2019.

2 Energy payments above mentioned includes the tariffs for energy generated and energy operated as mentioned in Res. SRRyME 1/2019.

Gross profit increased 64% to Ps. 2,541 million, compared to Ps. 1,551 million in 2Q2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 3,278 million, a 82% increase as compared to Ps. 1,799 million in the 2Q2018. The increase in the cost of sales was primarily driven by:

  An increase in the purchase of fuel (and related concepts) used in our units that sell steam, or electricity under contracts or Energía Base (when applicable), which totaled Ps. 1,822 million during the 2Q2019, as compared to Ps. 445 million in the 2Q2018, due to:
    The cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above;
    a higher price of natural gas used in the units that generate steam or electric energy under the Energía Plus framework, mainly due an increase in the exchange rate for 2Q2019 as compared to 2Q2018, which was higher than the inflation between this periods, which impacted in the US dollars denominated price of natural gas, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 2Q2019 increase 87% compared to 2Q2018, while the inflation rate for the twelve-month period ended on June 30, 2019 was 56%, a 8% increase in non-fuel-related costs of production, which totaled Ps. 1,456 million in the 2Q2019, as compared to Ps. 1,355 million in the 2Q2018, mainly due to (i) a Ps. 69 million increase in compensation for employees, and a (ii) Ps. 106 million increase in maintenance costs, which was partially offset by Ps. 53 million decrease in fees and compensations for services.

Gross Profit Margin totaled 44% during 2Q2019, as compared to 46% in the 2Q2018. This change was mainly related to the effect of Res. 70/18, which increased both the income and the cost of energy production from thermal units.

Operating income before other operating results, net, increased 86% to Ps. 2,120 million, compared to Ps. 1,142 million in the 2Q2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a less-than-proportional increase in administrative and selling expenses that totaled Ps. 421 million, a 3% increase as compared to Ps. 409 million in the 2Q2018. This increase was mainly driven by (i) a 38% increase in taxes on bank account transactions, due to increased revenues, costs and the acquisition of the Brigadier López Plant, among others.

Adjusted EBITDA was Ps. 3,167 million in the 2Q2019, compared to Ps. 8,886 million in the 2Q2018. This variation was mainly due to (i) a loss of Ps. 701 million during the 2Q2019, from the foreign exchange difference on operating assets (mainly the FONI trade receivables), compared to a gain of 7,097 million during the 2Q2019; which was partially offset by (ii) the increase in operating results before other operating income, net mentioned above, and (iii) Ps. 1,449 million during the 2Q2019, as compared to Ps. 345 million from interest accrued on the trade receivables denominated in US dollars, mainly related to the FONI program.

Consolidated Net income was Ps. 1,352 million and Net income for shareholder was Ps. 1,158 million or Ps. 0.77 per share, in the 2Q2019, compared to Ps. 4,757 million and 5,066 million, respectively, or Ps. 3.37 per share, in the 2Q2018. In addition to the above-mentioned factors, net income was (i) positively impacted by lower financial expenses that amounted to Ps. 589 million in the 2Q2019, compared to Ps. 2,192 million in the 2Q2018, and (ii) negatively impacted by lower financial income which amounted to Ps. 556 million during the 2Q2019, compared to Ps. 1,385 million in the 2Q2018, in each case under (i) and (ii), mainly due to the lower foreign exchange difference over US dollar denominated debt and financial assets (which excludes FONI and other trade receivables). Additionally, and the results from the share of profit of associates decreased to Ps. 239 million in the 2Q2019, as compared to Ps. 484 million in the 2Q2018, mainly due to weaker results from the operations of Ecogas.

Finally, loss from exposure to the change in the purchasing power of the currency totaled Ps. 1,180 million during the 2Q2019, as compared to Ps. 769 million in the 2Q2018.

FONI collections totaled Ps. 3,041 million in the 2Q2019, -including VAT- (approximately equivalent to US$ 72 million, at the exchange rate as of June 30, 2019), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants, including a portion of the amounts related to the installments 1 to 10 (See section A. Highlights above for more information).

1H2018 Results Analysis

Revenues from continuing operations increased 95% to Ps. 12,648 million in the 1H2019, as compared to Ps. 6,483 million in the 1H2018. The increase in revenues was mainly driven by:

  an increase in the energy generated during the 1H2019 of 17%, as compared to the 1H2018, and 8 percentage points increase in the availability of the thermal units under Energía Base, which was 92% during 2Q2019, as compared to 84% during the 2Q2018, an increase in the exchange rates for the 1H2019, higher than the inflation for the period, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 1H2019 increased 103% compared to 1H2018, while the inflation rate for the twelve-month period ended on June 30, 2019 was 56%, an increase in the fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 4,554 million during the 1H2019, mainly due to the income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps. 202 million during the 1H2018, a 490% increase in the Sales under contracts, which amounted to 1,112 million during the 1H2019, as compared to Ps. 189 million in the 1H2018, mainly due to the energy generation of wind farms Achiras and La Castellana, which started operation during the 3Q2018, and the revenues related to the recently acquired Brigadier López Plant accrued during June 2019 (see Section A. Highlights for more information) which amounted Ps. 344 million.

This was partially offset by the decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19, starting on March 1, 2019.

Gross profit increased 69% to Ps. 5,363 million, compared to Ps. 3,166 million in 1H2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 7,285 million, a 120% increase as compared to Ps. 3,317 million in the 1H2018. The increase in the cost of sales was primarily driven by:

  An increase in the purchase of fuel (and related concepts) used in our units that sell steam, or electricity under contracts or Energía Base (when applicable), which totaled Ps. 4,293 million during the 1H2019, as compared to Ps. 821 million in the 1H2018, due to:
    The cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above;
    a higher price of natural gas used in the units that generate steam or electric energy under the Energía Plus framework, mainly due an increase in the exchange rate for 1H2019 as compared to 1H2018, that was higher than the inflation between this periods, which impacted in the US dollars denominated price of natural gas, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 1H2019 increased 103% compared to 1H2018, while the inflation rate for the twelve-month period ended on June 30, 2019 was 56%, a 20% increase in non-fuel-related costs of production, which totaled Ps. 2,992 million in the 1H2019, as compared to Ps. 2,496 million in the 1H2018, mainly due to (i) a Ps. 146 million increase in compensation for employees, a (ii) Ps. 176 million increase in maintenance costs, (iii) a Ps. 91 million increase in depreciation related to the expansion in property, plants and equipment.

Gross Profit Margin totaled 42% during 1H2019, as compared to 49% in the 1H2018. This change was mainly related to the effect of Res. 70/18, which increased both the income and the cost of energy production from thermal units.

Operating income before other operating results, net, increased 85% to Ps. 4,444 million, compared to Ps. 2,407 million in the 1H2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a less-than-proportional increase in administrative and selling expenses that totaled Ps. 918 million, a 21% increase as compared to Ps. 760 million in the 1H2018. This increase was mainly driven by (i) a 49% increase in taxes on bank account transactions, due to increased revenues, costs and the acquisition of the Brigadier López Plant, among others.

Adjusted EBITDA was Ps. 9,184 million in the 1H2019, compared to Ps. 24,739 million in the 1H2018 which included a Ps. 13,485 million gain during the 1H2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). Without taking into account this extraordinary gain, the decrease would have been 18%. This variation was mainly due to a (iii) Ps. 1,788 million gain during the 1H2019, as compared to Ps. 507 million from interest accrued, and (ii) Ps. 2,154 million gain during the 1H2019, as compared to Ps. 7,484 million from the foreign exchange difference, in both cases (i) and (ii) on the trade receivables denominated in US dollars mainly related to the FONI program, which was partially offset by, (iii) the increase in operating results before other operating income, net mentioned above.

Consolidated Net income was Ps. 2,699 million and Net income for shareholder was Ps. 2,538 million or Ps. 1.69 per share, in the 1H2019, compared to Ps. 16,693 million and 17,076 million, respectively, or Ps. 11.34 per share, in the 1H2018, which included a Ps. 13,485 million gain – before income tax- accrued during the 1H2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). In addition to the above-mentioned factors, net income was (i) positively impacted by lower financial expenses that amounted to Ps. 2,203 million in the 1H2019, compared to Ps. 2,928 million in the 1H2018, and (ii) negatively impacted by lower financial income which amounted to Ps. 975 million during the 2Q2019, compared to Ps. 1,675 million in the 1H2018, in each case under (i) and (ii), mainly due to the lower foreign exchange difference over US dollar denominated debt and financial assets (which excludes FONI and other trade receivables). Additionally, and the results from the share of profit of associates decreased to Ps. 345 million in the 1H2019, as compared to Ps. 663 million in the 1H2018, mainly due to weaker results from the operations of Ecogas.

Finally, loss from exposure to the change in the purchasing power of the currency totaled Ps. 2,641 million during the 1H2019, as compared to Ps. 1,108 million in the 1H2018.

FONI collections totaled Ps. 4,377 million in the 1H2019, -including VAT- (approximately equivalent to US$ 103 million, at the exchange rate as of June 30, 2019), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants, including a portion of the amounts related to the installments 1 to 10 (See section A. Highlights above for more information).

Financial Situation

As of June 30, 2019, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 812 million, and Other Current Financial Assets of Ps. 2,001 million.

Loans and borrowings were received to finance the expansion of the current installed capacity, which includes the construction of the Luján de Cuyo thermal project, and the wind farms La Castellana I, Achiras and La Castellana II, and the acquisition of the Brigadier López Plant. For more information regarding each financing, please see Section “A. Highlights”.

Million Ps.		As of June 30, 2019
Cash and cash equivalents (Central Puerto S.A. stand-alone)		441
Other financial assets (Central Puerto S.A. stand-alone)		1,731
Financial Debt (Central Puerto S.A. stand-alone)		(15,870)

Composed of:
Financial Debt (current) (Central Puerto S.A. stand-alone)	(2,693)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(13,177)
Subtotal Individual Net Cash Position		(13,698)
Cash and cash equivalents of subsidiaries		371
Other financial assets of subsidiaries		271
Financial Debt of subsidiaries Composed of:		(6,911)
Financial Debt of subsidiaries (current)	(619)
Financial Debt of subsidiaries (non-current)	(6,293)
Subtotal Subsidiaries Net Cash Position		(6,270)
Consolidated Net Debt		(19,968)

Cash Flows of the 1H2019

Million Ps.	1H2019 ended June 30, 2019
Cash and Cash equivalents at the beginning	281
Net cash flows provided by operating activities	2,612
Net cash flows used in investing activities	(11,742)
Net cash flows used in financing activities	9,563
Exchange difference and other financial results	6
Loss on net monetary position by cash and cash equivalents	90
Cash and Cash equivalents at the end	812

Net cash provided by operating activities was Ps. 2,612 million during the 1H2019. This cash flow arises from (i) Ps. 8,316 million from the operating income from continuing operations obtained during the 1H2019, (ii) Ps. 6,554 million due to a decrease in the stock of trade receivables, mainly related to the collections of FONI, (iii) Ps. 1,699 million in collection of interests from clients, including the ones from FONI, during the period, minus (iv) the non-cash items included in the operating income, including Ps. 2,154 million from foreign exchange difference; and (v) Ps. 6,132 million from income tax paid.

Net cash used in investing activities was Ps. 11,742 million in the 1H2019. This amount was mainly due to (i) Ps. 5,595 million payments in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, and (ii) Ps. 6,737 million for the purchase of the Brigadier López Plant. This was partially offset by (i) Ps. 496 million obtained by the sale of short-term financial assets, net.

Net cash provided by financing activities was Ps. 9,563 million in the 1H2019. This amount was the result of Ps. 10,375 million in loan received related to the expansion projects mentioned above (see Section A. Highlights) mainly related to the acquisition of the Brigadier López Plant, which was partially offset by interest and financial expenses paid, related to the loans received for the expansion projects, for a net amount of Ps. 1,154 million.

E. Tables

a. Consolidated Statement of Income

	2Q 2019	2Q 2018
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.

Revenues	5,819,232	3,350,169
Cost of sales	(3,278,035)	(1,799,331)
Gross income	2,541,197	1,550,838

Administrative and selling expenses	(420,721)	(409,329)
Other operating income	748,582	7,436,146
Operating income	2,825,369	8,489,569

Loss on net monetary position	(1,180,397)	(768,556)
Finance income	556,133	1,384,950
Finance expenses	(588,631)	(2,192,066)
Share of the profit of associates	239,147	483,550
Income before income tax form continuing operations	1,851,621	7,397,447
Income tax for the period	(499,579)	(2,640,386)
Net income for the period from continuing operations	1,352,042	4,757,061
Discontinued operations
Net income after tax for the period from discontinued operations	-	-
Net income for the period	1,352,042	4,757,061

Attributable to:
-Equity holders of the parent	1,158,508	5,066,891
-Non-controlling interests	193,534	(309,830)
	1,352,042	4,757,061

Earnings per share:
Basic and diluted (Ps.)	0.77	3.37
Earnings per share from continuing operations:
Basic and diluted (ARS)	0.77	3.37

	1H 2019	1H 2018
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.

Revenues	12,647,847	6,483,290
Cost of sales	(7,285,180)	(3,316,960)
Gross income	5,362,667	3,166,330

Administrative and selling expenses	(918,486)	(759,657)
Other operating income	3,942,545	8,213,452
Other operating expenses CVO receivables update	(71,196)	(123,586) 13,485,342
	-
Operating income	8,315,530	23,981,881

Loss on net monetary position	(2,640,986)	(1,107,911)
Finance income	974,861	1,674,760
Finance expenses	(2,202,742)	(2,928,168)
Share of the profit of associates	345,005	663,139
Income before income tax form continuing operations	4,791,668	22,283,701
Income tax for the period	(2,092,719)	(5,928,863)
Net income for the period from continuing operations	2,698,949	16,354,838
Discontinued operations
Net income for the period after tax from discontinued operations	-	338,055
Net income for the period	2,698,949	16,692,893

Attributable to:
-Equity holders of the parent	2,538,352	17.075,995
-Non-controlling interests	160,597	(383,102)
	2,698,949	16.692,893

Earnings per share:
Basic and diluted (Ps.)	1.69	11.34
Earnings per share from continuing operations:
Basic and diluted (ARS)	1.69	11.12

b. Consolidated Statement of Financial Position

	As of June 30, 2019	As of December 31, 2018
	Unaudited	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	46,137,428	27,623,777
Intangible assets	2,521,048	2,735,844
Investment in associates	2,699,274	2,446,057
Trade and other receivables	18,543,174	20,406,830
Other non-financial assets	474,706	272,907
Inventories	93,442	91,420
	70,469,072	53,576,835
Current assets
Inventories	334,285	270,387
Other non-financial assets	274,849	606,062
Trade and other receivables	10,354,555	12,949,226
Other financial assets	2,001,169	2,404,798
Cash and cash equivalents	811,641	281,467
	13,776,499	16,511,940
Total assets	84,245,571	70,088,775

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	14,344,934	14,344,934
Legal	1,892,764	469,291
Voluntary reserve	21,982,212	5,393,490
Retained earnings	2,538,352	18,012,195
Equity attributable to shareholders of the parent	42,272,284	39,733,932
Non-controlling interests	880,872	572,457
Total Equity	43,153,156	40,306,389

Non-current liabilities
Other non-financial liabilities	3,328,954	2,397,765
Other loans and borrowings	19,469,564	6,369,977
Borrowings from CAMMESA	1,175,585	1,229,315
Compensation and employee benefits liabilities	152,894	181,734
Deferred income tax liabilities	5,471,376	5,867,388
	29,598,373	16,046,179

Current liabilities
Trade and other payables	3,259,646	2,117,490
Other non-financial liabilities	1,247,311	2,033,073
Borrowings from CAMMESA	1,919,431	2,219,087
Other loans and borrowings	3,311,578	823,377
Compensation and employee benefits liabilities	389,123	478,808
Income tax payable	773,970	5,406,449
Provisions	592,983	657,923
	11,494,042	13,736,207
Total liabilities	41,092,415	29,782,386
Total equity and liabilities	84,245,571	70,088,775

c. Consolidated Statement of Cash Flow

	1H 2019	1H 2018
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax from continuing operations	4,791,668	22,283,701
Income for the period before income tax from discontinued operations	-	402,485
Income for the period before income tax	4,791,668	22,686,186

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	646,773	554,966
Net results from replacement or decreases of property plants and equipment	-	66,487
Amortization of intangible assets	221,604	201,710
Discount of trade and other receivables and payables, net	27	(1,044)
CVO receivables update	-	(13,485,342)
Interest earned from customers	(1,788,213)	(506,692)
Financial income	(974,861)	(1,674,760)
Financial expenses	2,202,742	2,928,168
Share of the profit of associates	(345,005)	(663,139)
Stock-based payments	12,005	3,970
Movements in provisions and long-term employee benefit plan expenses	77,343	78,479
Foreign exchange difference for trade receivables	(2,153,790)	(7,483,581)
Income from the sale of La Plata plant	-	(573,466)
Loss on net monetary position	(2,690,629)	(2,084,458)

Working capital adjustments:
Decrease in trade and other receivables	6,553,551	1,708,988
(Increase) Decrease in other non-financial assets and inventories	63,495	(144,240)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	427,749	883,520
	7,044,459	2,495,752
Interest received from customers	1,699,002	27,102
Income tax paid	(6,131,608)	(2,581,752)
Net cash flows provided by (used in) operating activities	2,611,853	(58,898)

Investing activities
Purchase of property, plant and equipment	(5,594,685)	(1,740,242)
Acquisition of the Brigadier López Power Plant	(6,736,771)	-
Cash flows generated from the sale of La Plata plant	-	766,137
Dividends received	93,278	1,080,625
Sale of available-for-sale assets, net	496,232	1,733,910
Net cash flows provided by (used in) investing activities	(11,741,946)	1,840,430

Financing activities
Banks overdrafts received (paid), net	575,627	8,794
Long term loans received	10,375,493	5,254,550
Long term loans paid	(369,275)	(2,969,886)
Interests and other loan costs paid	(1,154,219)	(136,205)
Contributions from non-controlling interests	154,297	66,302
Dividends paid	(18,484)	(1,747,902)
Net cash flows provided by financing activities	9,563,439	475,653

Increase in cash and cash equivalents	433,346	2,257,185
Exchange difference and other financial results	6,445	1,224,415
Monetary results effect on cash and cash equivalents	90,383	508,569
Cash and cash equivalents as of January 1	281,467	160,183
Cash and cash equivalents as of March 31	811,641	4,150,352

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Second Quarter 2019 results on August 13, 2019 at 13:00 New York Time / 14:00 Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer. To access the conference call, please dial:

United States Participants (Toll Free): 1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 8145356

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay until August 12, 2020 at +1-412-317-0088 with access code #10134082 and on the Company website under the Investor Relations section.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.sec.gov
  www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
  “CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;
  “CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;
  “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “p.p.”, referes to percentage points;

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

• Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;

• Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

• although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

• although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

• other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Contacts

Chief Financial Officer
Fernando Bonnet
Investor Relations Officer
Tomás Daghlian
Tel (+54 11) 4317 5000 ext.2192
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 12, 2019	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact